SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[ ]   Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to ss. 240.14a-12

                                 Motorola, Inc.

                (Name of Registrant as Specified In Its Charter)

                                Icahn Partners LP
                                Icahn Onshore LP
                                CCI Onshore Corp.
                          Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                       Icahn Partners Master Fund III L.P.
                                Icahn Offshore LP
                               CCI Offshore Corp.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                  Carl C. Icahn

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

      1)    Title of each class of securities to which transaction applies:

      2)    Aggregate number of securities to which transaction applies:

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      4)    Proposed maximum aggregate value of transaction:

      5)    Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid:

      2)    Form, Schedule or Registration Statement No.:

      3)    Filing Party:

      4)    Date Filed:

                       2007 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                 MOTOROLA, INC.

                               ___________________

                                 PROXY STATEMENT
                                       OF
                               ICAHN PARTNERS LP,
                          ICAHN PARTNERS MASTER FUND LP
                       ICAHN PARTNERS MASTER FUND II L.P.
                       ICAHN PARTNERS MASTER FUND III L.P.
                                       AND
                         HIGH RIVER LIMITED PARTNERSHIP
                               ___________________

To Our Fellow Motorola Stockholders:

      This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders ("Stockholders") of Motorola, Inc. ("Motorola") in connection with the solicitation of proxies by Carl C. Icahn and certain of his affiliates and associates, to be used at the 2007 Annual Meeting (the "Annual Meeting") of Stockholders of Motorola which is scheduled to be held at 4:00 p.m., local time, on May 7, 2007, at Rubloff Auditorium at The Art Institute of Chicago, 230 South Columbus Drive, Chicago, Illinois 60603, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about April 13, 2007.

      At the Annual Meeting, the Participants (as hereinafter defined) will seek to elect to the Board of Directors of Motorola - Carl C.
Icahn (the "Nominee") who has consented, if elected, to serve as a director.

      MR. ICAHN URGES STOCKHOLDERS TO VOTE FOR HIM AND THEREBY JOIN HIM IN HIS EFFORT TO ADD TO THE BOARD AN INDIVIDUAL SELECTED OUTSIDE OF THE NOMINATION PROCESS UNDER WHICH ALL BOARD MEMBERS ARE NOMINATED BY EXISTING MOTOROLA DIRECTORS.

      The Nominee and each of the other Participants have no interest in Motorola other than through the beneficial ownership (if any) of shares of Common Stock, par value $3 per share, of Motorola (the "Shares") or other securities (if any) of Motorola as disclosed herein.

      THE  NOMINEE  IS  COMMITTED  TO  ACTING  IN  THE  BEST   INTEREST  OF  THE
STOCKHOLDERS OF MOTOROLA. WE URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR CARL C. ICAHN.


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

                                    IMPORTANT

      The election of the Nominee requires the affirmative vote of a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting. As a result, your vote is extremely important. We urge you to mark, sign, date and return the enclosed GOLD proxy card to vote FOR the election of the Nominee.

      WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY MOTOROLA. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

      If you have any questions or require any assistance in executing your proxy, please call:

                           Innisfree M&A Incorporated
                   Stockholders call toll-free: (877) 825-8772
                 Banks and Brokers call collect: (212) 750-5833

      Only holders of record of Motorola's voting securities as of the close of business on March 8, 2007 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Motorola filed with the Securities and Exchange Commission ("Motorola's Proxy Statement"), as of the Record Date, there were outstanding 2,385,724,367 shares of Common Stock, par value $3 per share, of Motorola (the "Common Stock"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Motorola held on the Record Date.

      As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 11,700,000 shares of Common Stock, representing approximately 0.49% of the outstanding shares of Common Stock as of the Record Date.(1) The Participants and their affiliates intend to vote such shares FOR the election of the Nominee.

    VOTE FOR THE NOMINEE BY RETURNING YOUR SIGNED AND DATED GOLD PROXY TODAY.

----------
(1) These amounts do not include shares of Common Stock underlying certain options as described on Appendix I and shares of Common Stock purchased subsequent to the Record Date.

Participants in Solicitation of Proxies

      In addition to the Nominee (who is Carl C. Icahn), the participants in the solicitation of proxies (the "Participants") are Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), Icahn Partners Master Fund III L.P. ("Icahn Master III"), High River Limited Partnership ("High River"), Mr. Keith
A. Meister, Mr. Vincent J. Intrieri and Mr. David Schechter.

      Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties") are entities controlled by Carl C. Icahn. Keith A. Meister, Vincent J. Intrieri and David Schechter are employees and/or officers or directors of the Icahn Parties and various other entities controlled by Mr. Icahn. Each of Keith A. Meister, Vincent J. Intrieri and David Schechter may also participate in soliciting proxies from Motorola stockholders. None of Mr. Meister, Mr. Intrieri or Mr. Schechter owns beneficially any interest in securities of Motorola, and will not receive any special compensation in connection with such solicitation. In connection with their employment by Mr. Icahn and his affiliated companies, Messrs. Meister, Intrieri and Schechter, among other employees, each has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliated entities from Icahn Partners, Icahn Master II, Icahn Master III and Icahn Master (together, the
"Funds"). Because only a portion of such profit interests are distributed and because of their other investments in the Funds, each of Mr. Meister and Mr. Intrieri also has capital accounts in the Funds. In the aggregate: (i) Mr. Meister's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds; (ii) Mr. Intrieri's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds; and (iii) Mr. Schechter's profit interests in the Funds entitle him to less than 1% of the profits generated by the Funds.

      Icahn Partners is a Delaware limited partnership principally engaged in the business of investing in securities. Icahn Onshore LP ("Icahn Onshore") is a Delaware limited partnership primarily engaged in the business of acting as the general partner of Icahn Partners. CCI Onshore Corp. ("CCI Onshore") is a Delaware corporation primarily engaged in the business of acting as the general partner of Icahn Onshore. CCI Onshore is wholly owned by Mr. Icahn.

      Each of Icahn Master, Icahn Master II and Icahn Master III is a Cayman Islands exempted limited partnership principally engaged in the business of investing in securities. Icahn Offshore LP ("Icahn Offshore") is a Delaware limited partnership primarily engaged in the business of acting as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. CCI Offshore Corp. ("CCI Offshore") is a Delaware corporation primarily engaged in the business of acting as the general partner of Icahn Offshore. CCI Offshore is wholly owned by Mr. Icahn.

      High River is a Delaware limited partnership principally engaged in the business of investing in securities. Hopper Investments LLC ("Hopper") is a Delaware limited liability company that serves as the general partner of High River. Barberry Corp. ("Barberry") is a Delaware corporation that serves as the sole member of Hopper. Each of Hopper and Barberry is


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

primarily engaged in the business of investing in securities. Barberry is wholly owned by Mr. Icahn.

      The address of each of Icahn Partners, Icahn Onshore, CCI Onshore, Icahn Offshore, CCI Offshore and Messrs. Icahn, Meister, Intrieri and Schechter is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. The address of each of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The address of each of High River, Hopper and Barberry is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601.

      Appendix I attached hereto sets forth, as to the Nominee and the other Participants, all transactions in securities of Motorola effected during the past two years and their beneficial ownership of securities of Motorola.

      With respect to each Participant (including the Nominee), except as set forth herein or in any of the Appendices attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Motorola, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Motorola or its affiliates or (B) any future transactions to which Motorola or any of its affiliates will or may be a party.


ELECTION OF DIRECTORS

      On January 26, 2007, the Icahn Parties (other than (i) Icahn Master II which commenced operation on February 1, 2007 and (ii) Icahn Master III which commenced operation on April 2, 2007) delivered a letter to Motorola, notifying Motorola that the Icahn Parties nominate and will seek to elect at the Annual Meeting - Carl C. Icahn as a member of the board of directors of Motorola.

      According to Motorola's Proxy Statement, Motorola's Board of Directors of Motorola (the "Board") intends to nominate eleven candidates for election as directors at the Annual Meeting. This proxy statement is soliciting proxies to elect not only Mr. Icahn, but also all of the Motorola nominees other than Mr. John A. White. This gives stockholders who wish to vote for Mr. Icahn and such other persons the ability to do so. Mr. White was not selected for any particular reason. Rather, under applicable proxy rules we are required either to solicit proxies only for Mr. Icahn, which could result in limiting the ability of Stockholders to fully exercise their voting rights with respect to Motorola's nominees, or to solicit for Mr. Icahn and for fewer than all of Motorola's nominees, which enables a Stockholder who desires to vote for Mr. Icahn to also vote for those of Motorola's nominees for whom we are soliciting proxies. Mr. Icahn notes that if he is elected, and if a majority of the other Board members thereafter determines that it would be desirable that Mr. White continue as a member of the Board, the

Board could permit that result by increasing the size of the Board and adding Mr. White as an additional member.

      Background information about the Nominee is set forth below. The Nominee, if elected, would hold office until the 2008 annual meeting of Stockholders and until a successor has been duly elected and qualified. The Nominee does not receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. The Nominee has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of Shares, as described in Appendix I. The Nominee would not be barred from being considered independent under New York Stock Exchange Rule 303A.02(b) and is independent under the applicable standards of New York Stock Exchange and the independence standards applicable to Motorola under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

      Other than as disclosed in this Proxy Statement, including Appendix I, (i) the Nominee is not, nor was he within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Motorola, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither the Nominee nor any of his associates have any arrangement or understanding with any person with respect to (A) any future employment by Motorola or its affiliates or (B) any future transactions to which Motorola or any of its affiliates will or may be a party.

      CARL C. ICAHN, age 71, has served as chairman of the board and a director of Starfire Holding Corporation, a privately held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Through his entities CCI Onshore Corp. and CCI Offshore Corp., Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Since February 2005, Mr. Icahn has served as a director of CCI Onshore Corp. and CCI Offshore Corp., which are in the business of managing private investment funds, and from September 2004 to February 2005, Mr. Icahn served as the sole member of their predecessors, CCI Onshore LLC and CCI Offshore LLC, respectively. Mr. Icahn was also chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Since 1994, Mr. Icahn has been the principal beneficial stockholder of American Railcar Industries, Inc., currently a publicly traded company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, and has served as chairman of the board and as a director of American Railcar Industries, Inc. since 1994. Since November 1990, Mr. Icahn has been chairman of the board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership controlled by Mr. Icahn that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged in, among other things, the casino entertainment business and the home textile business. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, which operates the Stratosphere Hotel and Casino. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc. since February 2006 and was chairman of the board and a director of XO Communications, Inc. (XO Holdings' predecessor) from January 2003 to February 2006. XO Holdings, Inc. is a publicly traded telecommunications services provider controlled by Mr.


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

Icahn. Mr. Icahn has served as a Director of Cadus Corporation, a publicly traded company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a publicly traded provider of in-home movie rental and game entertainment. In September 2006, Mr. Icahn became a director of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, and since October 2006 has been the chairman of the board of ImClone Systems. Mr. Icahn received his B.A. from Princeton University.

      WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF CARL C. ICAHN BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF MR. ICAHN.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

      According to Motorola's Proxy Statement, Motorola is soliciting proxies with respect to three proposals other than the election of directors. Please refer to Motorola's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO (I) VOTE FOR PROPOSAL 3 BELOW ALL THE SHARES REPRESENTED BY YOUR GOLD PROXY CARD, AND (II) ABSTAIN FROM VOTING ALL THE SHARES REPRESENTED BY YOUR GOLD PROXY CARD WITH RESPECT TO PROPOSALS 2 AND 4.

Proposal 2 - AMENDMENT TO THE MOTOROLA EMPLOYEE STOCK PURCHASE PLAN OF 1999

      At the Annual Meeting, the Stockholders will be asked to vote on the proposed by Motorola amendment to The Motorola Employee Stock Purchase Plan of 1999. Motorola's Board of Directors recommended a vote for this proposal. The Participants intend to abstain from voting on this proposal and make no recommendation as to this proposal.

Voting on Proposal 2

      The accompanying GOLD proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on Proposal 2 described above by marking the proper box on the GOLD proxy card.


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

Proposal 3 - SHAREHOLDER PROPOSAL RE: SHAREHOLDER VOTE ON EXECUTIVE PAY

      At the Annual Meeting, the Stockholders will be asked to vote on a shareholder proposal to ask Motorola's Board of Directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. Motorola's Board of Directors recommended a vote against this proposal. The Participants intend to vote, and recommend that you vote, for this proposal.

Voting on Proposal 3

      The accompanying GOLD proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on Proposal 3 described above by marking the proper box on the GOLD proxy card.

Proposal 4 - SHAREHOLDER PROPOSAL RE: RECOUP UNEARNED MANAGEMENT BONUSES

      At the Annual Meeting, the Stockholders will be asked to vote on a shareholder proposal to request Motorola's Board of Directors to adopt a policy (preferably in Motorola's bylaws), for Motorola's Board of Directors to recoup for the benefit of Motorola all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. Motorola's Board of Directors recommended a vote against this proposal. The Participants intend to abstain from voting on this proposal and make no recommendation as to this proposal.

Voting on Proposal 4

      The accompanying GOLD proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on Proposal 4 described above by marking the proper box on the GOLD proxy card.

Other Proposals

      The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.


VOTING PROCEDURES

      According to Motorola's Proxy Statement, the voting procedures are as set forth below.

      Holders of shares of Motorola's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of


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

Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

      Directors are elected by a plurality of the votes cast by the holders of Motorola's Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors. A quorum is a majority of the Shares entitled to vote at the Annual Meeting. The Shares represented by a proxy marked "withhold" or "abstain" will be considered present at the Annual Meeting for purposes of determining a quorum.

      As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your Shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

      To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

      Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL


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

BE VOTED (I) FOR CARL C. ICAHN FOR DIRECTOR AND FOR THE PERSONS WHO ARE EXPECTED TO BE NOMINATED BY MOTOROLA (OTHER THAN MR. JOHN A. WHITE), FOR DIRECTORS; (II) FOR THE PROPOSAL 3, (III) ABSTAIN WITH RESPECT TO THE PROPOSALS 2 AND 4; AND, IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. The names, backgrounds and qualifications of the Motorola's nominees, and other information about them, can be found in Motorola's Proxy Statement. There is no assurance that any of Motorola's nominees will serve as directors if the Nominee is elected.

      If you have any questions or require any assistance in executing your proxy, please call:

                           Innisfree M&A Incorporated
                   Stockholders call toll-free: (877) 825-8772
                 Banks and Brokers call collect: (212) 750-5833


PROXY PROCEDURES

      IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

      The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

      Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any Stockholders of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any White proxy cards which you may have submitted to Motorola;

o instructing the Icahn Parties by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

o attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

o delivering written notice of revocation either to the Icahn Parties c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, or the Corporate Secretary of Motorola at address provided by Motorola in Motorola's Proxy Statement.

      Although a revocation is effective if delivered to Motorola, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, so that the Icahn Group will be aware of all revocations.

      IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO MOTOROLA, WE URGE YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE GOLD PROXY CARD,
(2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF THE COMPANY.


COST AND METHOD OF SOLICITATION

      Solicitation of proxies shall be made by Messrs. Icahn, Meister and Intrieri.

      The Icahn Parties have retained Innisfree M&A Incorporated ("Innisfree") to conduct the solicitation, for which Innisfree is to receive a fee not to exceed $500,000, plus reimbursement for its reasonable out-of-pocket expenses. The Icahn Parties have agreed to indemnify Innisfree against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to Innisfree pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Innisfree will employ approximately 100 persons to solicit proxies from Motorola Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is $150,000 to date, and is estimated to be $2,750,000 in total.

      The Icahn Parties intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that the Nominee is elected to the Board of Directors of Motorola, but do not intend to submit the issue of reimbursement to a vote of security holders.

ADDITIONAL INFORMATION

      Certain information regarding the securities of Motorola held by Motorola's Directors, nominees, management and 5% Stockholders is contained in Motorola's Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Motorola must be received by Motorola for inclusion in Motorola's Proxy Statement and form of proxy for that meeting is also contained in Motorola's Proxy Statement. This information is contained in Motorola's public filings. The Participants take no responsibility for the accuracy or completeness of such information.


Date: April 5, 2007                         ICAHN PARTNERS LP
                                            ICAHN PARTNERS MASTER FUND LP
                                            ICAHN PARTNERS MASTER FUND II L.P.
                                            ICAHN PARTNERS MASTER FUND III L.P.
                                            HIGH RIVER LIMITED PARTNERSHIP
                                            CARL C. ICAHN

                                   APPENDIX I

                 Security Ownership of Nominee and Icahn Parties

--------------------------------------------------------------------------------
                                             (3) Amount
                     (2) Name of             and Nature
(1) Title            Beneficial              of Beneficial       (4) Percent
of Class(2)          Owner(3)                Ownership(4)        of Class(5)
--------------------------------------------------------------------------------
Common Stock         High River              13,822,660            0.58%
--------------------------------------------------------------------------------
Common Stock         Icahn Master            24,750,709            1.04%
--------------------------------------------------------------------------------
Common Stock         Icahn Master II          9,070,027            0.38%
--------------------------------------------------------------------------------
Common Stock         Icahn Master III         3,360,000            0.14%
--------------------------------------------------------------------------------
Common Stock         Icahn Partners          18,109,904            0.76%
--------------------------------------------------------------------------------

                              Beneficial Ownership

The Icahn Parties are deemed to beneficially own (here and as such term is used in this Appendix I, as is defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 69,113,300 Shares(6), representing approximately 2.90%(7) of the Corporation's outstanding Shares (based upon 2,385,724,367 Shares stated to be outstanding as of the Record Date by the Corporation in Motorola's Proxy Statement).

High River has sole voting power and sole dispositive power with regard to 13,822,660 Shares(8). Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Each of Icahn Master, Icahn Master II and Icahn Master III has sole voting power and sole dispositive power with regard to 24,750,709 Shares(9), 9,070,027 Shares(10) and 3,360,000 Shares(11), respectively. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

----------
(2) Please note that in addition to Common Stock, Icahn Parties also purchased $11.50 Call Options on Shares as described on Attachment 1to this Appendix I.

(3) Please note that each Record Holder listed above is the direct beneficial owner of Shares set forth under the heading "(3) Amount and Nature of Beneficial Ownership" and that beneficial ownership of Shares is described in the text of this Appendix I under the heading "Beneficial Ownership."

(4) Please note that amounts of Shares set forth in this column include the respective amounts of Shares underlying $11.50 Call Options purchased by the respective Icahn Parties as described on Attachment 1 to this Appendix I.


(5) Please note that percentages of ownership set forth in this column take into account the respective amounts of Shares underlying $11.50 Call Options purchased by the respective Icahn Parties as described on Attachment 1 to this Appendix I and that such percentages were calculated based on the amount of Shares stated to be outstanding as of the Record Date in the Motorola's Proxy Statement.

(6) Please note this amount of Shares includes the aggregate amount of Shares underlying $11.50 Call Options described on Attachment 1 to this Appendix I.

(7) Please note this percentage of ownership takes into account the aggregate amount of Shares underlying $11.50 Call Options described on Attachment 1to this Appendix I.

(8) Please note this amount of Shares includes Shares underlying $11.50 Call Options purchased by High River as described on Attachment 1to this Appendix I.

(9) Please note this amount of Shares includes Shares underlying $11.50 Call Options purchased by Icahn Master as described on Attachment 1to this Appendix I.

(10) Please note this amount of Shares includes Shares underlying $11.50 Call Options purchased by Icahn Master II as described on Attachment 1to this Appendix I.

(11) Please note this amount of Shares includes Shares underlying $11.50 Call Options purchased by Icahn Master II as described on Attachment 1to this Appendix I.

Icahn Partners has sole voting power and sole dispositive power with regard to 18,109,904 Shares(12). Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, are deemed to beneficially own the Shares which High River directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III, are deemed to beneficially own the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners, are deemed to beneficially own the Shares which Icahn Partners directly beneficially owns.

                            Two Years Summary Tables

The following table indicates the date of each purchase of Shares by Mr. Icahn and his affiliates within the past two years, and the number of Shares in each such purchase.(13) Except as stated below, Mr. Icahn and his affiliates did not sell any Shares within the past two years.(14)

--------------------------------------------------------------------------------
                                                            No. of Shares
Name                           Date                         Purchased
--------------------------------------------------------------------------------
High River                     01/18/07                         900,000
--------------------------------------------------------------------------------
High River                     01/19/07                         460,000
--------------------------------------------------------------------------------
High River                     03/06/07                         980,000*
--------------------------------------------------------------------------------
High River                     04/03/07                      11,221,000
--------------------------------------------------------------------------------
High River                     04/05/07                         111,660
--------------------------------------------------------------------------------
Icahn Master                   01/18/07                       2,033,413
--------------------------------------------------------------------------------
Icahn Master                   01/19/07                       1,039,300
--------------------------------------------------------------------------------
Icahn Master                   03/06/07                         150,815*
--------------------------------------------------------------------------------
Icahn Master                   04/03/07                      21,317,471
--------------------------------------------------------------------------------
Icahn Master II                03/06/07                       2,970,934*
--------------------------------------------------------------------------------
Icahn Master II                04/03/07                       6,022,245
--------------------------------------------------------------------------------
Icahn Master III               04/03/07                       2,753,360
--------------------------------------------------------------------------------
Icahn Master III               04/05/07                         446,640
--------------------------------------------------------------------------------
Icahn Partners                 01/18/07                       1,566,587
--------------------------------------------------------------------------------
Icahn Partners                 01/19/07                         800,700
--------------------------------------------------------------------------------
Icahn Partners                 03/06/07                         798,251*
--------------------------------------------------------------------------------
Icahn Partners                 04/03/07                      14,790,924
--------------------------------------------------------------------------------

----------
(12) Please note this amount of Shares includes Shares underlying $11.50 Call Options purchased by Icahn Partners as described on Attachment 1to this Appendix I.

(13) In addition, please refer to Attachment 1 to this Appendix I for a description of certain call options on Shares from time to time purchased and sold by Icahn Parties.

(14) Please refer to Attachment 2 to this Appendix I for a description of certain put options on Shares which put options were sold and subsequently purchased back by Icahn Parties.

*These amounts consist of the numbers of Shares obtained by the respective Icahn Parties as a result of an exercise by each such party of their respective American call options written by Morgan Stanley and Co. International Limited, which had the strike price of $13.50 and the expiration date of 03/19/07.

Part of the purchase price of Shares purchased by High River was obtained through margin borrowing. Shares purchased by High River are maintained in a margin account that includes positions in securities in addition to Shares. The indebtedness of the margin account as of April 5, 2007 was approximately $336,743,248.

The numbers of Shares set forth in the following table consist of the numbers of Shares underlying American call options written by Morgan Stanley and Co. International Limited (which options had a strike price of $13.50 and an expiration date of 03/19/07) which were sold on 03/19/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited.

--------------------------------------------------------------------------------
                                                        No. of  Shares
Name                         Date                       Underlying Option
--------------------------------------------------------------------------------
High River                   03/19/07                      3,526,840
--------------------------------------------------------------------------------
Icahn Master                 03/19/07                      5,489,372
--------------------------------------------------------------------------------
Icahn Master II              03/19/07                      6,022,245
--------------------------------------------------------------------------------
Icahn Partners               03/19/07                      2,595,743
--------------------------------------------------------------------------------

The numbers of Shares set forth in the following table consist of the numbers of Shares underlying American call options written by Morgan Stanley and Co. International Limited (which options had a strike price of $13.50 and an expiration date of 04/04/07) which were sold on 04/03/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited.

--------------------------------------------------------------------------------
                                                        No. of  Shares
Name                         Date                       Underlying Option
--------------------------------------------------------------------------------
High River                   04/03/07                      3,526,840
--------------------------------------------------------------------------------
Icahn Master                 04/03/07                      5,489,372
--------------------------------------------------------------------------------
Icahn Master II              04/03/07                      6,022,245
--------------------------------------------------------------------------------
Icahn Partners               04/03/07                      2,595,743
--------------------------------------------------------------------------------

The numbers of Shares set forth in the following table consist of the numbers of Shares underlying American call options written by Morgan Stanley and Co. International Limited (which options had a strike price of $13.50 and an expiration date of 01/16/09) which were sold on 04/03/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited.

--------------------------------------------------------------------------------
                                                        No. of  Shares
Name                         Date                       Underlying Option
--------------------------------------------------------------------------------
High River                   04/03/07                       7,005,820
--------------------------------------------------------------------------------
Icahn Master                 04/03/07                      15,828,099
--------------------------------------------------------------------------------
Icahn Partners               04/03/07                      12,195,181
--------------------------------------------------------------------------------

                           ATTACHMENT 1 TO APPENDIX I

American call options purchased by Icahn Parties, which were written by Morgan Stanley and Co. International Limited and have $13.50 strike price, expiration date 01/16/09, and provide for a physical settlement (unless an Icahn Party opts for a cash settlement) and are further described in the chart set forth below (please note that these options were sold on 04/03/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited):


                           Icahn Partners                             Icahn Master
---------------------------------------------------------------------------------------------
                   Number of                               Number of
                   Shares                                  Shares
                   Subject          Option                 Subject             Option
 Trade Date        to Option        Premium ($)            to Option           Premium ($)
---------------------------------------------------------------------------------------------
  1/19/2007         1,566,639        9,099,039.31           2,033,361          11,809,760.69
---------------------------------------------------------------------------------------------
  1/22/2007         2,088,931       10,805,622.28           2,711,069          14,023,817.72
---------------------------------------------------------------------------------------------
  1/23/2007         1,784,785        8,973,542.02           2,316,495          11,646,873.56
---------------------------------------------------------------------------------------------
  1/24/2007         1,740,711        8,892,770.29           2,259,289          11,542,029.71
---------------------------------------------------------------------------------------------
  1/25/2007         1,498,856        7,870,193.08           1,945,384          10,214,822.31
---------------------------------------------------------------------------------------------
  1/26/2007           625,646        3,042,829.32             812,034           3,949,327.36
---------------------------------------------------------------------------------------------
  1/29/2007         1,740,710        8,291,175.80           2,259,290          10,761,224.20
---------------------------------------------------------------------------------------------
  1/31/2007         1,148,903        7,146,176.66           1,491,177           9,275,120.94
---------------------------------------------------------------------------------------------
     Totals        12,195,181       64,121,348.76          15,828,099          83,222,976.49
---------------------------------------------------------------------------------------------



           High River                               Total
-------------------------------------------------------------------------
 Number of                                 Number of
 Shares                                   Shares
 Subject         Option                  Subject          Option
 to Option       Premium ($)             to Option        Premium ($)
-------------------------------------------------------------------------
   900,000        5,227,200.00            4,500,000        26,136,000.00
-------------------------------------------------------------------------
 1,200,000        6,207,360.00            6,000,000        31,036,800.00
-------------------------------------------------------------------------
 1,025,320        5,155,103.90            5,126,600        25,775,519.48
-------------------------------------------------------------------------
 1,000,000        5,108,700.00            5,000,000        25,543,500.00
-------------------------------------------------------------------------
   861,060        4,521,253.85            4,305,300        22,606,269.24
-------------------------------------------------------------------------
   359,420        1,748,039.17            1,797,100         8,740,195.85
-------------------------------------------------------------------------
 1,000,000        4,763,100.00            5,000,000        23,815,500.00
-------------------------------------------------------------------------
   660,020        4,105,324.40            3,300,100        20,526,622.00
-------------------------------------------------------------------------
 7,005,820       36,836,081.32           35,029,100       184,180,406.57
-------------------------------------------------------------------------


American call options purchased by Icahn Parties, which were written by Morgan Stanley and Co. International Limited and have $13.50 strike price, expiration date 3/19/07, and provide for a physical settlement (unless an Icahn Party opts for a cash settlement) and are further described in the chart set forth below (please note that these options were sold on 03/19/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited):


                      Icahn Partners                     Icahn  Master                   Icahn Master II
------------------------------------------------------------------------------------------------------------------
                 Number of                         Number of                         Number of
                 Subject                           Shares                            Shares
 Trade           Shares       Option               Subject      Option               Subject        Option
 Date            to Option    Premium ($)          to Option    Premium ($)          to Option      Premium ($)
------------------------------------------------------------------------------------------------------------------
  2/2/2007                                                                              64,426         415,869.83
------------------------------------------------------------------------------------------------------------------
  2/5/2007                                                                           1,856,000      11,910,137.60
------------------------------------------------------------------------------------------------------------------
  2/6/2007                                                                           2,880,000      18,108,576.00
------------------------------------------------------------------------------------------------------------------
  2/7/2007                                           309,725     1,991,376.89          191,656       1,232,252.25
------------------------------------------------------------------------------------------------------------------
 2/12/2007                                           760,756     4,362,859.58          117,241         672,365.41
------------------------------------------------------------------------------------------------------------------
 2/13/2007         771,229     4,518,630.71        1,110,424     6,505,974.22          445,903       2,612,545.68
------------------------------------------------------------------------------------------------------------------
 2/14/2007         562,448     3,326,317.47          740,283     4,378,033.66          297,269       1,758,048.87
------------------------------------------------------------------------------------------------------------------
  3/9/2007         461,688     2,303,361.43        1,474,312     7,355,342.57
------------------------------------------------------------------------------------------------------------------
 3/12/2007         800,378     4,145,157.66        1,093,872     5,665,163.09          169,750         879,135.25
------------------------------------------------------------------------------------------------------------------
    Totals       2,595,743    14,293,467.27        5,489,372    30,258,750.01        6,022,245      37,588,930.89
------------------------------------------------------------------------------------------------------------------



         High River                           Total
----------------------------------------------------------------
 Number of                         Number of
 Shares                            Shares
 Subject        Option             Subject       Option
 to Option      Premium ($)        to Option     Premium ($)
----------------------------------------------------------------
                                       64,426        415,869.83
----------------------------------------------------------------
   242,840       1,558,328.56       2,098,840     13,468,466.16
----------------------------------------------------------------
   720,000       4,527,144.00       3,600,000     22,635,720.00
----------------------------------------------------------------
   200,000       1,285,900.00         701,381      4,509,529.14
----------------------------------------------------------------
   364,000       2,087,503.60       1,241,997      7,122,728.59
----------------------------------------------------------------
   600,000       3,515,400.00       2,927,556     17,152,550.61
----------------------------------------------------------------
   400,000       2,365,600.00       2,000,000     11,828,000.00
----------------------------------------------------------------
   484,000       2,414,676.00       2,420,000     12,073,380.00
----------------------------------------------------------------
   516,000       2,672,364.00       2,580,000     13,361,820.00
----------------------------------------------------------------
 3,526,840      20,426,916.16      17,634,200    102,568,064.33
----------------------------------------------------------------


American call options purchased by Icahn Parties, which were written by Morgan Stanley and Co. International Limited and have $13.50 strike price, expiration date 4/4/07, and provide for a physical settlement (unless an Icahn Party opts for a cash settlement) and are further described in the chart set forth below (please note that these options were sold on 04/03/07 without exercise by the respective Icahn Parties back to Morgan Stanley and Co. International Limited):


                      Icahn Partners                     Icahn  Master                     Icahn Master II
------------------------------------------------------------------------------------------------------------------
                 Number of                         Number of                        Number of
                 Shares                            Shares                           Shares
 Trade           Subject        Option             Subject       Option             Subject         Option
 Date            to Option      Premium ($)        to Option     Premium ($)        to Option       Premium ($)
------------------------------------------------------------------------------------------------------------------
 3/19/2007       2,595,743      12,277,864.39      5,489,372     25,964,729.56      6,022,245       28,485,218.85
------------------------------------------------------------------------------------------------------------------



        High River                            Total
----------------------------------------------------------------
 Number of                         Number of
 Shares                            Shares
 Subject        Option             Subject to     Option
 to Option      Premium ($)        Option         Premium ($)
----------------------------------------------------------------
 3,526,840      16,681,953.20      17,634,200     83,409,768.00
----------------------------------------------------------------


American call options purchased by Icahn Parties, which were written by UBS AG, London Branch and have $11.50 strike price, expiration date 4/20/07 ("$11.50
Call Options"), and provide for a physical settlement (unless an Icahn Party opts for a cash settlement) and are further described in the chart set forth below:


                          Icahn Partners                    Icahn  Master                        Icahn Master II
-------------------------------------------------------------------------------------------------------------------------
                   Number of                         Number of                            Number of
                   Shares                            Shares                               Shares
 Trade             Subject         Option            Subject          Option              Subject            Option
 Date              to Option       Premium ($)       to Option        Premium ($)         to Option          Premium ($)
-------------------------------------------------------------------------------------------------------------------------
 3/22/2007         153,442         937,883.54        209,710          1,281,810.43        76,848             469,718.03
-------------------------------------------------------------------------------------------------------------------------
 4/02/2007
-------------------------------------------------------------------------------------------------------------------------



        High River                         Icahn Master III
-------------------------------------------------------------------
 Number of                              Number of
 Shares                                 Shares
 Subject           Premium              Subject        Option
 to Option         Option ($)           to Option      Premium ($)
-------------------------------------------------------------------
 110,000           672,353.00
-------------------------------------------------------------------
  40,000           243,520.00           160,000        974,080.00
-------------------------------------------------------------------


                           ATTACHMENT 2 TO APPENDIX I

European put options sold by Icahn Parties, which were written by Morgan Stanley and Co. International Limited and have $13.50 strike price, expiration date 1/16/09, and provide for cash settlement only are further described in the chart set forth below (please note that these options were purchased back by the respective Icahn Parties on 04/03/07 from Morgan Stanley and Co. International Limited without exercise by Morgan Stanley and Co. International Limited):


                            Icahn Partners                       Icahn  Master
------------------------------------------------------------------------------------------
                    Number of                            Number of
                    Shares                               Shares
 Trade              Subject            Option            Subject              Option
 Date               to Option          Premium ($)       to Option            Premium ($)
------------------------------------------------------------------------------------------
 1/19/2007           1,566,639          15,666.39         2,033,361           20,333.61
------------------------------------------------------------------------------------------
 1/22/2007           2,088,931          20,889.31         2,711,069           27,110.69
------------------------------------------------------------------------------------------
 1/23/2007           1,784,785          17,847.85         2,316,495           23,164.95
------------------------------------------------------------------------------------------
 1/24/2007           1,740,711          17,407.11         2,259,289           22,592.89
------------------------------------------------------------------------------------------
 1/25/2007           1,498,856          14,988.56         1,945,384           19,453.84
------------------------------------------------------------------------------------------
 1/26/2007             625,646           6,256.46           812,034            8,120.34
------------------------------------------------------------------------------------------
 1/29/2007           1,740,710          17,407.10         2,259,290           22,592.90
------------------------------------------------------------------------------------------
 1/31/2007           1,148,903          11,489.03         1,491,177           14,911.77
------------------------------------------------------------------------------------------
    Totals          12,195,181         121,951.81        15,828,099          158,280.99
------------------------------------------------------------------------------------------



         High River                                 Total
-------------------------------------------------------------------------
 Number of                               Number of
 Shares                                  Shares
 Subject           Option                Subject             Option
 to Option         Premium ($)           to Option           Premium ($)
-------------------------------------------------------------------------
   900,000          9,000.00              4,500,000          45,000.00
-------------------------------------------------------------------------
 1,200,000         12,000.00              6,000,000          60,000.00
-------------------------------------------------------------------------
 1,025,320         10,253.20              5,126,600          51,266.00
-------------------------------------------------------------------------
 1,000,000         10,000.00              5,000,000          50,000.00
-------------------------------------------------------------------------
   861,060          8,610.60              4,305,300          43,053.00
-------------------------------------------------------------------------
   359,420          3,594.20              1,797,100          17,971.00
-------------------------------------------------------------------------
 1,000,000         10,000.00              5,000,000          50,000.00
-------------------------------------------------------------------------
   660,020          6,600.20              3,300,100          33,001.00
-------------------------------------------------------------------------
 7,005,820         70,058.20             35,029,100         350,291.00
-------------------------------------------------------------------------


                                   IMPORTANT

      1. If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, Innisfree M&A Incorporated, in the postage-paid envelope provided.

      2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

      3. If you have already submitted a white proxy card to Motorola for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominee by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Motorola. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

      If you have any questions or require any assistance in executing your proxy, please call:

                           Innisfree M&A Incorporated
                   Stockholders call toll-free: (877) 825-8772
                 Banks and Brokers call collect: (212) 750-5833

                           PLEASE SEE REVERSE SIDE FOR
                            THREE EASY WAYS TO VOTE!

--------------------------------------------------------------------------------

PROXY CARD

MOTOROLA, INC.
2007 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY
CARL C. ICAHN
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II L.P.
ICAHN PARTNERS MASTER FUND III L.P. AND
HIGH RIVER LIMITED PARTNERSHIP

      The undersigned hereby appoints and constitutes each of Carl C. Icahn, Keith A. Meister, David Schechter and Vincent J. Intrieri (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Motorola, Inc. ("Motorola") to be held on May 7, 2007 at 4:30 p.m. local time, and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of Motorola held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (I) FOR CARL C. ICAHN FOR DIRECTOR AND FOR THE PERSONS WHO ARE EXPECTED TO BE NOMINATED BY MOTOROLA (OTHER THAN MR. JOHN A. WHITE), FOR DIRECTORS; (II) FOR PROPOSAL 3, (III) ABSTAIN WITH RESPECT TO PROPOSALS 2 AND 4. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. If any nominee for director is unable or declines to serve as director, this proxy will be voted for any nominee that any of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. or High River Limited Partnership (collectively, the "Icahn Parties") designates.

           YOUR VOTE IS VERY IMPORTANT--PLEASE VOTE YOUR PROXY TODAY.

           (CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)

                      PROXY SOLICITED BY THE ICAHN PARTIES.

                           YOUR VOTE IS VERY IMPORTANT

         Please take a moment now to vote your shares of Motorola, Inc.
          common stock for the upcoming Annual Meeting of Stockholders.

                    YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1. Vote by Telephone - Call toll-free from the U.S. or Canada at 1-866-883-2379 on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1344. Please follow the simple instructions provided. You will be required to provide the unique control number printed below.

OR

2. Vote by Internet - Please access https://www.proxyvotenow.com/mot, and follow the simple instructions provided. Please note you must type an "s" after http. You will be required to provide the unique control number printed below.
                                                 ------------------------------
                                                |                              |
                                                |                              |
         CONTROL NUMBER:                        |                              |
                                                |                              |
                                                |                              |
                                                 ------------------------------

      You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3. Vote by Mail - If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy card in the envelope provided, or mail to: Icahn Parties, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5156, New York, NY 10150-5156.

            TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND RETURN
                            IN THE ENVELOPE PROVIDED
--------------------------------------------------------------------------------

THE ICAHN PARTIES RECOMMEND A VOTE "FOR" THE ELECTION OF ITS NOMINEE AND "FOR" PROPOSAL 3, AND MAKE NO RECOMMENDATIONS WITH RESPECT TO PROPOSALS 2 AND 4

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

Proposal 1: To elect (01) Mr. Carl C. Icahn as a director:     [ ]        [ ]
                                                               FOR      WITHHELD

      The Icahn Parties intend to use this proxy to vote for Mr. Icahn and for the persons who have been nominated by Motorola to serve as directors, other than the Motorola nominee listed below. You may withhold authority to vote for one or more additional Motorola nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by Motorola for the names, background, qualifications and other information concerning the Motorola nominees.

      There is no assurance that any of the Motorola nominees will serve as directors if the nominee of the Icahn Parties is elected to the board.

      The Motorola nominee with respect to whom the Icahn Parties are NOT seeking authority to vote for and WILL NOT exercise any such authority is Mr. John A. White.

      Write in below the names of any additional Motorola nominee(s) for which authority to vote is withheld:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                 For        Against      Abstain

Proposal 2:    Approval of Amendment             [ ]          [ ]          [ ]
               to The Motorola
               Employee Stock
               Purchase Plan of 1999
Proposal 3:    Shareholder Proposal              [ ]          [ ]          [ ]
               re: Shareholder
               Vote on Executive Pay
Proposal 4:    Shareholder Proposal              [ ]          [ ]          [ ]
                re: Recoup Unearned
                Management Bonuses


         Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.



            ----------------------------------------------  --------------, 2007
                     Signature(s) of Stockholder(s)                  Date




            Signature (if held jointly):  ______________________________


            --------------------------------------------------------------------
            Title(s), if any